Exhibit 99.32

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

HudBay Minerals Inc.

1 Adelaide Street East, Suite 2501

Toronto, Ontario

M5C 2V9

Item 2	Date of Material Change

June 27, 2008.

Item 3	News Release

A news release with respect to the material change referred to in this report was disseminated through Market Wire on June 27, 2008 and subsequently filed on SEDAR.

Item 4	Summary of Material Change

HudBay Minerals Inc. (“HudBay”) announced that it had completed its purchase of 12,679,266 common shares of Skye Resources Inc. (“Skye”) pursuant to the previously announced private placement (the “Private Placement”).

Item 5	Full Description of Material Change

HudBay announced that it had completed its purchase of 12,679,266 common shares of Skye at a price of C$7.51 per share for total gross proceeds to Skye of approximately C$95.2 million, representing approximately 19.9% of Skye’s outstanding shares, pursuant to the previously announced Private Placement.

Completion of the Private Placement was not conditional upon the completion of the proposed plan of arrangement between HudBay, 0828275 B.C. Ltd. and Skye announced on June 23, 2008, which remains subject to Skye obtaining the required shareholder approval at a special meeting of shareholders of Skye and to the receipt of all necessary regulatory approval.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

H. Maura Lendon, Vice-President and General Counsel of HudBay, (416) 362-2335.

Item 9	Date of Report

July 7, 2008.

This material change report and the information contained herein does not constitute an offer of securities for sale in the United States and securities may not be offered or sold in the United States absent registration or exemption from registration.